UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

1-7 Waterloo Road, Macquarie Park, NSW, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Andrew Bursill

Andrew Bursill

Company Secretary

Date 8 April 2013

A new company with: a new technology platform for cancer drug development a new management team a

new Board

Disclaimer

This presentation is confidential and is not an offer or a recommendation or intended to influence you in any way in making an investment decision or take any other action.

In particular, Novogen:

a.	does not warrant the accuracy or completeness of the information including any forward looking statements, if any, in this presentation;
b.	does not accept responsibility for any interpretation or conclusion you may form as a result of this presentation;
c.	is not liable for any loss or damage arising from any error, inaccuracy, incompleteness in this presentation.

This is not financial product advice and any advice (if any)  given in this Information is general advice only. You are expected to rely on your own advice and enquiries.

2

Company history/Triaxial merger

? 1994 Novogen Ltd ASX Consumer health products

? 1998 NASDAQ

? 1998 Broad drug technologies(oncology, cardiovascular, inflammatory)

? 2001 Oncology Marshall Edwards Inc (MEI) NASDAQ

? 2007(GK leaves Company)

? 2009 Decision taken to focus all resources into MEI. Progressive sell?down of other assets.

? 2011 MEI MEI Pharma Novogen owns 60%

? 2012 (Nov) Novogen divests itself of MEIP (in specie distribution)

? 2012 (Dec) Novogen acquires Triaxial Pharmaceuticals.

3

Gen 1 technology platform

• Simple benzopyran molecules

• Unique anti?cancer action

• pan cancer effect

• tumour?specific

• unaffected by multi?drug resistance mechanisms

• restore chemo?sensitivity

• modest anti?cancer stem cell activity

• 4 lead drug candidates

• Tested in > 800 patients

• Evidence of efficacy in late?stage chemo?refractory prostate and ovarian cancers

4

Gen 2 technology platform

Need to:

increase bio?availability

increase potency against both cancer cells and cancer stem cells improve manufacturing efficiencies.

Challenge:

new technology required to create a new family of more complex  benzopyrans need to overcome design and manufacturing limitations.

5

Gen 2 technology platform

Manufacturing and design breakthrough larger, more complex molecules

SUPER?BENZOPYRANS

Change in electrical field charges increased bio?availability

Substantial increase in potency both cancer stem cells and daughter cancer cells

COMPREHENSIVE ANTI?CANCER THERAPY

6

Conventional cancer therapy

Almost all forms of human cancer are thought to comprise a  majority of standard cancer cells (red) and a small (<0.01%) minority of cancer progenitor cells known as cancer stem cells (yellow).

• With some notable exceptions (e.g. melanoma, mesothelioma, glioblastoma), the bulk of standard cancer cells in a tumour have a reasonably high  degree of sensitivity to radiation or chemotoxic drugs, typically leading to shrinkage of the tumour (‘REMISSION’).

• Cancer stem cells (yellow), however, are almost completely insensitive to radiotherapy and chemotherapy and remain unaffected by anti?cancer  therapy.

• In time, the cancer stem cells reproduce to create a new tumour, this time populated by cancer cells (brown) inheriting the  radio?resistance and chemo?resistance of the cancer stem cells (‘RECURRENCE’).

• The RECURRENT cancer typically is more aggressive and now resistant to all standard anti?cancer drugs.

Comprehensive anti?cancer therapy

Short term Remission Long?term Remission

??Comprehensive anti?cancer therapy refers to the ability to kill both  standard cancer cells and cancer stem cells with first?line therapy, in this way avoiding the regeneration of cancer cell populations with  high?level multi?drug resistance mechanisms.

??It is ‘comprehensive’ as it aims to provide long?term  remission of cancer through effective removal of the source of the cancer, not just dealing with the cells that come from that source.

8

Standard cancer cell killing

• Ability of first library of super?benzopyran drugs to kill standard cancer cells of different cancer types. CS?5 and ?6 highly active; CS?2  and ?3 less active and typical of earlier Novogen benozopyran drugs; CS?13?20 unacceptably low activity.

CS20 Breast MDA?MB?231

CS19 Breast MCF7

Prostate LNCaP

CS18

Prostate PC3

CS17 Prostate DU145

CS16 Colon SW480

Colon HT?29

CS15

Colon HCT?15

CS14 Colon HCT116

CS13 Glioma T98G

Glioma U87?MG

CS6

Glioma A172

CS5 Lung H460

CS3 Lung A549

Skin A?431

CS2

Melanoma A375

0 20 40 60 80 100 120 Melanoma G?361

In vitro cytotoxicity of super-benzopyran analogs against cancer cell lines

Active against cancer stem cells

NOVOGEN

- CS-6 is highly active against ovarian cancer stem cell line. Note that the anti-cancer effect starts at 4 hours and occurs at very low dose rates (2 nanomolar), indicating a highly efficient anti-cancer effect.



Mazor EPL CS6-R127 - NT Mean vs Time
(3-pt Smoothing)
NT 0.0125 0.025 0.05 0.125 0.25 12.5 25 µg/ml
Confluence v1.5 (Percent)
60
50
40
30
20
10
0 5 10 15 20 25 30 35 40 45
Time (Hours)

Inhibitory effect of CS-6 on the growth of the R127 ovarian cancer stem cell line.

10

Cancer therapy snapshots

Drug		Area	Benefit	Market Size
Herceptin trastuzumab	Herceptin	HER2+ breast cancer ▪ 20-25% all cases; Phase 4 only) ▪ ($50,000 p.a. treatment cost)	Increase from 20.3 vs 25.1 months survival	$6.4b pa
gleevec (imatinib mesylate) tablets 100mg, 400mg	Gleevac	Chronic myeloid leukaemia ▪ ($$50,000 p.a. treatment cost) ▪ 4500 cases USA	Extended survival	$4.7b pa
TAXOTERE (docetaxel) Injection Concentrate	Taxotere	Late-stage prostate cancer	increase from 12.7 vs 15.3 months survival	$3.1b pa
NOVOGEN	CS-6	Comprehensive cancer therapy	Long-term remission	????

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Strategy

Company Strategy: To develop the first comprehensive cancer therapy capable of killing both standard tumour cells and cancer stem cells

?CS?6 is Novogen’s first super?benzopyran drug candidate. CS?6 is:

?highly active in the laboratory against all forms of human cancer so far tested; ?most active against glioblastoma multiforme cells (main form of brain cancer); and ?highly active against (ovarian) cancer stem cells (nanomolar levels).

?Novogen aims to bring CS?6 to market as a treatment for  late?stage brain cancer and late?stage ovarian cancer.

?Ability to destroy both cancer stem cells and their chemo?resistant  daughter cells is a game changer as no other drug (currently approved or in development ) knocks out  both the highly resistant cancer stem cells and their daughter cancer cells in a selective manner with acceptable  side?effects.

Signature Page to Revolving Credit Agreement

Signature Page to Revolving Credit Agreement

Market Metrics

Securities code NRT (ASX) and NVGN (NASDAQ)

Securities on

117,405,676

issue

Unlisted options 2,007,216

Share price1 $0.165

6 months high $0.475

Market cap ~$21 million

Cash ~$1 million

Number of ASX: 3,400

Security holders NASDAQ: 5,500 (est.)

Mr Josiah Austin (Director) – 19%

Major Security Oppenheimer Funds (Global

holders

Funds) – 11%

1 As at 20 March 2013

2 Price of ASX listed securities

Board of Directors

Chairman and CEO Graham Kelly

Executive Director and Chief Andrew Heaton

Scientific Officer

Non Executive Director Stephen Coffey

Non Executive Director Robert Birch

Non Executive Director John O’Connor

Non Executive Director Josiah Austin

Recent trading history

Vol (‘000) Price ($) 30,000 0.45

0.40 25,000

0.35

20,000 0.30 0.25

15,000

0.20 10,000 0.15 0.10

5,000

0.05

0 0.00

Oct 12 Nov12 Dec12 Jan13 Feb13 Mar13

Development milestones

NOVOGEN

Fundamentals

- ☑ Design and make super-benzopyran molecules
- ☑ Achieve manufacturing process producing clean product
- ☑ Design analogs with potent anti-cancer activity
- ☑ Design analogs with enhanced bio-availability
- ☑ Design analogs with potent anti-cancer stem cell activity

Pre-Clinical

- ☐ Confirm acceptable half-life of drug
- ☐ Confirm ability to inhibit tumour xeograft growth
- ☐ Determine chemo-sensitising ability
- ☐ Define toxicology
- ☐ Manufacture batch for clinical use

Clinical

- ☐ Phase 1a Study
- ☐ Phase 1b Study

14

Funding

Novogen is currently seeking to raise up Use of funds (3 year program) to $10 million to fund a 3 year development plan. Corporate costs $3.0 million (approx.)

?The purpose of the capital raising is to

enable Novogen to: Pre?clinical drug program – 3 drugs $4.0 million

?Take CS?6 through its pre?clinical program and into Phase  1a and Phase 1b clinical CS?6 – Phase 1 (glioma) $1.5 million studies in patients with glioblastoma CS?6 – Phase 1 (ovarian) $1.5 million multiforme;

?Generate the data to enable the Novogen Total $10.0 million to apply to the FDA for IND status and Breakthrough Therapy Designation;

?Investigate the potential clinical application of CS?6 in early?and late?stage ovarian cancer;

??Continue with an analog program with the objective of identifying  an additional 2 lead drug candidate to be taken through a pre?clinical drug program; and

??Working capital.

Contact details

Company Novogen Limited ABN: 37 063 259 754

Stock code NRT (ASX), NVGN (NASDAQ)

Contact For investment information: Professor Graham Kelly CEO and Chairman Graham.Kelly@novogen.com

Address Level 1, 1?7 Waterloo Road North Ryde, NSW 2113, Australia

Website http://www.novogen.com/